# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atour Lifestyle Holdings Limited, CIK 0001853717
CUSIP: 04965M106
Title of class of securities: Class A ordinary shares, par value $0.00001 per share
Address of issuer's principal executive offices: 18th Floor, Wuzhong Building, 618 Wuzhong Road, Minhang District, Shanghai, China (F4), 201103
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001802539

## Reporting persons
- M&G Plc on behalf of certain subsidiaries: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 16,265,283; shared voting power 0; sole dispositive power 17,380,242; shared dispositive power 0; aggregate amount beneficially owned 17,380,242 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Atour Lifestyle Holdings Limited
Address of issuer's principal executive offices: 18th Floor, Wuzhong Building, 618 Wuzhong Road, Minhang District, Shanghai,201103,People's Republic of China

## Item 2. Person Filing
Name of person filing: M&G Plc on behalf of certain subsidiaries
Address of principal business office or, if none, residence: 10 Fenchurch Avenue, London, EC3M 5AG
Citizenship: United Kingdom, England

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)
Type of institution (non-U.S. institution) or other detail:
M&G Plc is the ultimate parent, through wholly-owned intermediate holding companies, of the persons listed in Item 7, each of which is a person of a category specified in 240.13d-1(b)(1)(ii)(A) through (J). M&G Plc and such other persons are referred to herein collectively as the "Reporting Persons."

The securities reported herein are held for the account of investment vehicles for which one or more of the Reporting Persons serves as investment manager. In such capacity and/or through other relationships, which may change from time to time, each Reporting Person may be deemed to beneficially own all or a portion of the securities reported herein. Each Reporting Person disclaims beneficial ownership of such securities except to the extent of its beneficial ownership therein.

## Item 4. Ownership
Amount beneficially owned: 17,380,242
Percent of class: 5.20%
Sole power to vote or to direct the vote: 16,265,283
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 17,380,242
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit A

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- M&G Plc on behalf of certain subsidiaries: /s/ Tamara Postoj, Tamara Postoj, Regulatory Reporting Technical Manager (10/14/2026)